The information in this preliminary pricing supplement is not complete and may be changed.  A registration statement relating to the securities has been filed with the Securities and Exchange Commission.  This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.
Subject to Completion Preliminary Pricing Supplement dated September 4, 2012

Preliminary Pricing Supplement No. 5 to Prospectus Supplement dated September 13, 2011 and Prospectus dated September 30, 2009	Filed pursuant to Rule 424(b)(5) Registration Statement No. 333-162219 September 4, 2012

The Royal Bank of Scotland Group plc (Issuer)
$ Callable Fixed Rate Step-Up Notes Due September 14, 2022

■ Interest will be payable monthly and will accrue at the following rates:
■ 3.00% per annum from, and including, September 14, 2012 to, but excluding, March 14, 2015;
■ 4.00% per annum from, and including, March 14, 2015 to, but excluding, September 14, 2017;
■ 5.00% per annum from, and including, September 14, 2017 to, but excluding, September 14, 2019;
■ 6.00% per annum from, and including, September 14, 2019 to, but excluding, March 14, 2021; and
■ 8.00% per annum from, and including, March 14, 2021 to, but excluding, September 14, 2022.
■ Subject to early redemption at our option, in whole only, commencing on September 14, 2013 and monthly thereafter.
■ 100% repayment of principal, plus any accrued and unpaid interest, at maturity or upon early redemption.  All payments of interest and repayment of principal at maturity are subject to the creditworthiness of The Royal Bank of Scotland Group plc. The Royal Bank of Scotland Group plc is a holding company, and its subsidiaries, including The Royal Bank of Scotland plc, have no obligations under the securities.
■ 10-year term (approximately), subject to our call right.

$1,000 principal amount per Callable Fixed Rate Step-Up Note
Expected* dates:
Pricing Date: September 11, 2012
Settlement Date: September 14, 2012
Maturity Date: September 14, 2022
CUSIP / ISIN No.: 78011PAE7 / US78011PAE79

*Expected. In the event that we make any change to the expected pricing date or settlement date, the interest payment dates and the maturity date will be changed so that the stated term of the securities remains the same.  See also “Clearance and Settlement” on page PS-6 of this pricing supplement.

Intended to be listed on the Channel Islands Stock Exchange.

The Callable Fixed Rate Step-Up Notes due September 14, 2022 (the “securities”) involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” on page PS-3 of this pricing supplement and beginning on page S-2 of the prospectus supplement.

We are not a bank, and the securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the securities, or determined if this pricing supplement, the prospectus supplement or the prospectus are truthful or complete.  Any representation to the contrary is a criminal offense.

	Per security	Total
Original Offering Price (1)	$1,000.00	$
Underwriting Discount 2)	$	$
Proceeds, before expenses, to The Royal Bank of Scotland Group plc	$	$
(1)
The value you might expect to receive if you were able to resell the securities on the pricing date is less than the Original Offering Price.  This is because the Original Offering Price includes the underwriting discount set forth above and also reflects our cost of hedging our obligations under the securities.  For additional information, see “Risk Factors—The value of your securities on the pricing date will be less than the Original Offering Price due to the underwriting discount, if any, and our cost of hedging, both of which can be expected to be reflected in secondary market prices” on page S-5 of the prospectus supplement.  The Original Offering Price also does not include fees that you may be charged if you buy the securities through your registered investment advisers for managed fee-based accounts.

(2)
If the securities were priced for sale today, RBS Securities Inc. (“RBSSI”) would receive a commission of approximately $25.00 per security, and RBSSI would use a portion of that commission to pay selling concessions to other dealers of approximately $22.50 per security.  The actual commission received by RBSSI may be more or less than $25.00 per security, and will depend on market conditions on the pricing date.  In no event will the commission received by RBSSI, including concessions to be allowed to other dealers, exceed $52.50 per security.  For additional information see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

RBS Securities Inc. September , 2012

THE ROYAL BANK OF SCOTLAND GROUP PLC RBS Callable Fixed Rate Step-Up Notes Due September 14, 2022

Summary

The Callable Fixed Rate Step-Up Notes due September 14, 2022 (the “securities”) are senior unsecured obligations issued by us, The Royal Bank of Scotland Group plc.  The securities will rank equally with all of our senior unsecured indebtedness from time to time outstanding, and all payments on the securities are subject to the credit risk of The Royal Bank of Scotland Group plc.  The Royal Bank of Scotland Group plc is a holding company, and its subsidiaries, including The Royal Bank of Scotland plc, have no obligations under the securities.

From the original issue date to but excluding March 14, 2015, the securities will accrue interest at a fixed rate of 3.00% per annum. From March 14, 2015 to but excluding September 14, 2017, the securities will accrue interest at a fixed rate of 4.00% per annum. From September 14, 2017 to but excluding September 14, 2019, the securities will accrue interest at a fixed rate of 5.00% per annum. From September 14, 2019 to but excluding March 14, 2021, the securities will accrue interest at a fixed rate of 6.00% per annum.  From March 14, 2021 to but excluding September 14, 2022, the securities will accrue interest at a fixed rate of 8.00% per annum.  We have the right to redeem the securities at our option, in whole only on any Early Redemption Date (as such term is defined below).  If the securities have not been previously redeemed, we will pay to you at maturity the principal amount of your securities plus any accrued and unpaid interest, subject to our credit risk.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the prospectus supplement.

Key Terms
Issuer:	The Royal Bank of Scotland Group plc (“RBSG”)
Original offering price:	$1,000 per security
Term:	10 years (approximately), subject to our call right.
Maturity date:
Expected to be September 14, 2022.  If the scheduled maturity date is not a business day, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

Payment at maturity:
If the securities have not been previously redeemed, on the maturity date, you will be entitled to receive the principal amount, plus any accrued and unpaid interest on the securities, subject to the credit risk of RBSG.

Interest rates:
For each interest period, interest on the securities will accrue at the following rates:
▪ 3.00% per annum from, and including, September 14, 2012 to, but excluding, March 14, 2015;
▪ 4.00% per annum from, and including, March 14, 2015 to, but excluding, September 14, 2017;
▪ 5.00% per annum from, and including, September 14, 2017 to, but excluding, September 14, 2019;
▪ 6.00% per annum from, and including, September 14, 2019 to, but excluding, March 14, 2021; and
▪ 8.00% per annum from, and including, March 14, 2021 to, but excluding, September 14, 2022.
Interest on the securities will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest periods:
Monthly, with the first interest period commencing on, and including, the original date of issuance of the securities on September 14, 2012, and ending on, but excluding, the first interest payment date.  Thereafter, each interest period will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date (or any applicable Early Redemption Date), as applicable.

Interest payment dates:
Expected to be the 14th day of each month of each year, beginning on October 14, 2012.  If any interest payment date falls on a day that is not a business day, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

Optional early redemption:
We have the right to redeem the securities at our option, in whole only, on the 14th day of each month of each year, commencing on September 14, 2013 (each, an “Early Redemption Date”). If the scheduled Early Redemption Date is not a business day, the Early Redemption Date will be the immediately following business day.  The redemption price will be 100% of the principal amount of the securities redeemed, plus any accrued and unpaid interest to, but excluding, the Early Redemption Date that we specify.  In order to redeem the securities, we will give notice to the security holders not less than 15 business days nor more than 60 calendar days before the specified Early Redemption Date.

Business day:	A “business day” means any day except for a Saturday or Sunday or a day on which banking institutions in New York and in London are authorized or obligated by law or executive order to close.
Calculation agent:	RBS Securities Inc.

THE ROYAL BANK OF SCOTLAND GROUP PLC RBS Callable Fixed Rate Step-Up Notes Due September 14, 2022

Risk Factors

There are important differences between the securities and a conventional debt security.  An investment in the securities involves significant risks, including those listed below.  You should carefully review the more detailed explanation of risks relating to the securities in the “Risk Factors” sections beginning on page S-2 of the prospectus supplement.  We also urge you to consult with your investment, legal, accounting, tax, and other advisors before you invest in the securities.

•	The credit risk of The Royal Bank of Scotland Group plc, and its credit ratings and credit spreads may adversely affect the value of the securities.

•	It is possible that you may receive below-market interest for one or more interest periods.

•	The securities will be subject to our early redemption.

•	An active trading market is not expected to develop for the notes.

•	The securities may not be a suitable investment for you.

•	The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.

•	The value of the securities prior to maturity will be influenced by many unpredictable factors, and may be less than the Original Offering Price.

•
The value of your securities on the pricing date is less than the Original Offering Price due to the underwriting discount and our cost of hedging, both of which can be expected to be reflected in secondary market prices.

Additional Risk Factors

The securities are effectively subordinated to our secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries.

The securities are unsecured and will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness.  The Indenture does not restrict our ability to incur additional secured indebtedness in the future.  By reason of such subordination, in the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, our assets will be available to pay the amounts due on the securities only after all our then existing secured indebtedness has been paid in full.

We are a holding company and our subsidiaries, including The Royal Bank of Scotland plc, have no obligations under the securities.  Any payments to us from our subsidiaries would depend on the earnings and financial condition of our subsidiaries and various business considerations.  Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us.  For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the securities.  Further, none of our subsidiaries has guaranteed or otherwise become obligated with respect to the securities and, as a result, the securities are structurally subordinated to all liabilities of our subsidiaries, including trade payables and depositor and policyholder liabilities.  Our right to receive assets from any subsidiary of ours upon its insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, and the right of a security holder to participate in those assets, is structurally subordinated to claims of that subsidiary's creditors.  Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.  As a result, we may not have sufficient assets to pay amounts due on any or all of the securities then outstanding.

THE ROYAL BANK OF SCOTLAND GROUP PLC RBS Callable Fixed Rate Step-Up Notes Due September 14, 2022

Investor Considerations

You may wish to consider an investment in the securities if:

•	You are willing to assume the risk that market interest rates may be greater than the applicable interest rate on your securities at any time during the term of the securities.

•
You are willing to accept that a trading market is not expected to develop for the securities, and you understand that secondary market prices for the securities, if any, will be affected by various factors, including the actual and perceived creditworthiness of RBSG, as the issuer of the securities.

•	You are able to and willing to hold the securities until maturity.

•	You are willing to accept the risk that we may redeem the securities prior to maturity and you may be unable to reinvest the proceeds of such redemption at the same rate of interest.

•	You are willing to assume the risk that we will likely not redeem the securities prior to maturity if the interest rate on your securities is lower than the market interest rates at a given time.

•	You are willing to make an investment, the payments on which depend on the creditworthiness of RBSG, as the issuer of the securities.

The securities may not be an appropriate investment for you if:

•	You are unwilling to forgo guaranteed market interest rates for the term of the securities.

•	You seek assurances that there will be a liquid market if and when you want to sell the securities prior to maturity.

•
You are unwilling to accept the risk that the securities may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the securities would have been if they had not been redeemed.

•	You are unwilling or are unable to assume the credit risk associated with RBSG, as the issuer of the securities.

THE ROYAL BANK OF SCOTLAND GROUP PLC RBS Callable Fixed Rate Step-Up Notes Due September 14, 2022

Summary Tax Consequences

You should review carefully the section in the accompanying prospectus supplement entitled “U.S. Federal Income Tax Consequences.” The securities will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Interest paid on a security will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of tax accounting. Upon the sale or exchange of a security prior to maturity, you will recognize taxable gain or loss equal to the difference between the amount realized and your tax basis in the security. For this purpose, the amount realized does not include any amount attributable to accrued interest, which will be treated as a payment of interest that is taxed as described above. In general, gain or loss realized upon the sale or exchange of a security will be capital gain or loss and will be long-term capital gain or loss if you have held the security for more than one year.

For a discussion of U.K. tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation in the United Kingdom.”

We do not provide any advice on tax matters. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE ROYAL BANK OF SCOTLAND GROUP PLC RBS Callable Fixed Rate Step-Up Notes Due September 14, 2022

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed RBS Securities Inc. (“RBSSI”) as our selling agent for this offering.  RBSSI will purchase these securities as principal for its own account at the discount set forth on the cover of this pricing supplement.   RBSSI has informed us that, as part of its distribution of the securities, it intends to reoffer the securities to other dealers who will sell the securities.  Each such dealer engaged by RBSSI, or further engaged by a dealer to whom RBSSI reoffers the securities, will purchase the securities at an agreed concession, not in excess of the discount that RBSSI will receive from us.  RBSSI has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the securities at the same concession.  You can find a general description of the commission rates payable to the selling agents under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

RBSSI is an affiliate of ours.  RBSSI will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate.  Following the initial distribution of any of these securities, RBSSI may offer and sell those securities in the course of its business as a broker-dealer.  RBSSI may act as principal or selling agent in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise.  RBSSI may use this pricing supplement and the accompanying prospectus supplement, in connection with any of those transactions.  RBSSI is not obligated to make a market in any of these securities and may discontinue any market-making activities at any time without notice.

We and our affiliates, including RBSSI, may enter into one or more hedging transactions in connection with this offering of securities.  See “Use of Proceeds” in the accompanying prospectus supplement.

Clearance and Settlement

We may deliver the securities against payment therefor on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree to otherwise.  Accordingly, if the initial settlement of the securities occurs more than three business days from the pricing date, purchasers who wish to trade the securities more than three business days prior to the original issue date of the securities will be required to specify alternative arrangements to prevent a failed settlement.

THE ROYAL BANK OF SCOTLAND GROUP PLC RBS Callable Fixed Rate Step-Up Notes Due September 14, 2022

Where You Can Find More Information

RBSG has filed a registration statement (including the Prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the Prospectus in that registration statement and other documents related to this offering that RBSG has filed with the SEC for more complete information about RBSG and the offering of the securities.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, RBSG, any underwriter or any dealer participating in this offering will arrange to send you the Prospectus if you request by calling toll free (866) 747-4332.

You should read this pricing supplement together with the base prospectus dated September 30, 2009 and the more detailed information contained in the prospectus supplement dated September 13, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated September 13, 2011:
http://www.sec.gov./Archives/edgar/data/844150/000095010311003827/dp26061_424b2.htm

•	Prospectus dated September 30, 2009:
http://www.sec.gov./Archives/edgar/data/844150/000095010311003824/dp26029_424b2-base.htm

Our Central Index Key, or CIK, on the SEC website is 844150.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us” and “our” and “RBSG” or similar references are to The Royal Bank of Scotland Group plc.

The securities are our unsecured and unsubordinated obligations constituting a part of our Series A Senior Notes.

We reserve the right to withdraw, cancel or modify any offering of the securities and to reject orders in whole or in part prior to their issuance.